UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-10290

Duquesne Light Holdings, Inc.

(Exact name of registrant as specified in its charter)

411 Seventh Avenue, Pittsburgh, PA 15219

(412-393-6000)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the Duquesne Light Company 401(k) Retirement Savings Plan for Management Employees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒ *

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Duquesne Light Holdings, Inc., as registrant, and the Duquesne Light Company 401(k) Retirement Savings Plan for Management Employees, as the plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DUQUESNE LIGHT HOLDINGS, INC.

Date: June 6, 2007	By:	/s/ Mark E. Kaplan
Senior Vice President and Chief Financial Officer

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Date: June 6, 2007	By:	/s/ Mark E. Kaplan
Senior Vice President and CFO, authorized person

*	Because the common stock of Duquesne Light Holdings, Inc. has been acquired in a merger and deregistered, and is no longer publicly held, employee salary deferral contributions under the Duquesne Light Company 401(k) Retirement Savings Plan for Management Employees may no longer be invested in the common stock. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and 11-Ks no longer need to be filed.